SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 11-K
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[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2013

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 001-34034
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Regions Financial Corporation 401(k) Plan
Regions Center
1900 Fifth Avenue North
Birmingham, Alabama 35203

(Full title of plan and the address of plan)

Regions Financial Corporation
Regions Center
1900 Fifth Avenue North
Birmingham, Alabama 35203

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Financial Statements and Supplemental Schedule
(Modified Cash Basis)

Regions Financial Corporation 401(k) Plan
For the Years Ended December 31, 2013 and 2012
With Report of Independent Auditors

Regions Financial Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
(Modified Cash Basis)

For the Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm
The Benefits Management Committee
Regions Financial Corporation 401(k) Plan
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Regions Financial Corporation 401(k) Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 2, the financial statements and supplemental schedule have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Regions Financial Corporation 401(k) Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting as described in Note 2.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Birmingham, Alabama
June 26, 2014

Regions Financial Corporation 401(k) Plan

Statements of Net Assets Available for Benefits
(Modified Cash Basis)

	December 31
	2013	2012
Assets
Investments, at fair value	$1,318,334,205	$1,039,554,102
Dividends receivable	1,084,489	358,501
Notes receivable from participants	18,421,872	15,494,683
Net assets reflecting investments, at fair value	1,337,840,566	1,055,407,286

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	(1,157,131)	(6,056,084)

Net assets available for benefits	$1,336,683,435	$1,049,351,202

See accompanying notes.

Regions Financial Corporation 401(k) Plan

Statements of Net Assets Available for Benefits
(Modified Cash Basis)

	Year Ended December 31
	2013	2012
Additions
Contributions from employer	$46,955,475	$31,236,718
Contributions from participants	66,315,425	59,329,348
Rollovers	8,121,563	4,605,081
Dividend and interest income	26,332,523	39,823,055
Net appreciation in fair value of investments	240,651,058	142,177,348
Total additions, net of investment gains	388,376,044	277,171,550

Deductions
Payments to participants	100,176,998	83,241,207
Administrative expenses	866,813	667,849
Total deductions	101,043,811	83,909,056

Net increase	287,332,233	193,262,494

Net assets available for benefits:
Beginning of year	1,049,351,202	856,088,708
End of year	$1,336,683,435	$1,049,351,202

See accompanying notes.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012
1. Description of the Plan
The following description of the Regions Financial Corporation 401(k) Plan (the Plan) provides only general information about the Plan’s provisions. Regions Financial Corporation (the Company) is the Plan Sponsor and the Benefits Management Committee is the Plan Administrator. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions, copies of which may be obtained from the Plan Sponsor.
General
The Plan is a defined contribution plan covering certain employees of the Company and affiliates. Employees are eligible to participate in the Plan the first day of the payroll period following completion of the enrollment process by the Company. Prior to January 1, 2013, highly compensated employees were required to have one year of service before entering the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Each year, participants may contribute up to a total of 80 percent of eligible compensation on a pre‑tax and/or Roth after-tax basis, as defined in the Plan document, subject to Internal Revenue Service (IRS) limitations. Participants may also rollover amounts representing distributions from other qualified plans. All employees who are eligible to make elective deferrals and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions.
The Company matches dollar for dollar on the participants’ pre-tax contributions and Roth after-tax contributions, up to 4 percent of total eligible compensation. The matching contribution can be increased to a greater percentage applicable to a plan year at the discretion of the Board of Directors pursuant to a Plan amendment. One year of service is required to be eligible for the Company match.
The employer also contributes an additional employer contribution of 2 percent of eligible compensation for participants who have one year of service, are employed at the end of the year, have 1,000 hours of service in the Plan year, and are not eligible to accrue benefits in the Regions Financial Corporation Retirement Plan.
Upon enrollment, a participant may direct participant contributions and the additional 2 percent employer contribution in 1 percent increments to any of the Plan’s fund options. Participants may change their investment elections at any time.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)
Company matching contributions are initially invested in the Regions Stock Fund and can be redirected by the participants at any time at their discretion.
Participant Accounts
Each participant account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and is charged with an allocation of record-keeping expenses. Allocations are based on participant earnings on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account less record-keeping expenses (if any) which are charged per participant account. The Plan has an employee stock ownership plan component that allows participants to elect to receive a cash distribution of all of the dividends payable on the shares of Regions Financial Corporation stock allocated to the participants’ stock accounts as of the record date. There are no non-participant directed investments within the Plan.
Eligibility and Vesting
All employees other than seasonal or leased employees are eligible to participate in the Plan. Generally, participants are immediately vested in their contributions, the Company contributions and the earnings thereon.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of eligible employee contributions or $50,000 reduced by the highest outstanding loan balance during the prior twelve-month period. Eligible participant contributions are pre-tax participant contributions, regular after-tax participant contributions, rollover contributions, grandfathered qualified non-elective contributions and Roth after-tax contributions. All loans must be repaid within 5 years. A participant may not have more than one loan outstanding at any point in time. Effective February 15, 2012, participants with a tax levy or garnishment against their wages are not eligible for a Plan loan. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of 1 percent above the prime rate, as quoted in The Wall Street Journal. Principal and interest are paid ratably through semi-monthly payroll deductions. Upon termination of employment, a participant has up to 60 days from date of termination to repay the outstanding loan amount. If the loan is not repaid after 60 days, it will automatically be treated as a distribution to the participant.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)
Payment of Benefits
Upon termination of service, death, disability or retirement, a participant (or his/her beneficiaries) may receive a lump sum amount equal to the vested value of his or her account, or an annual withdrawal. If a participant’s vested account balance is $1,000 or less, it will be paid in the form of a lump sum only. There were no benefit payments requested, approved and processed for payment but not yet disbursed as of December 31, 2013 and 2012, respectively.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan document. In the event of plan termination, non-vested participants become 100 percent vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The modified cash basis of accounting is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Income on securities is recorded on the accrual basis and investments are recorded at fair value as stated below. All other transactions are recorded on the cash basis.
Payment of Benefits
Benefits are recorded when paid.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant’s loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 4, Fair Value of Financial Instruments, for further discussion and disclosures related to fair value measurements. The shares of mutual funds and common stock in the Regions Stock Fund are valued at quoted market prices in an active market on the last business day of the plan year. The Regions Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass through election for its participants.
The Company’s Benefits Management Committee is responsible for determining the Plan's valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Benefits Management Committee is comprised of nine voting members and five non-voting members appointed by the Compensation Committee and reports to the Compensation Committee of the Company’s Board of Directors.
The Plan’s collective investment trust funds include the Pioneer Large Cap Core Equity Trust, the Pioneer US Balanced Trust, multiple T. Rowe Price Retirement Active Trusts, the EB US Small-Mid Cap Growth Equity Fund and the Regions Stable Principal Fund. The fair value of the investments in these collective trust funds is estimated using their net asset value (NAV) per unit.
The Regions Stable Principal Fund distributes income in the form of units, and provides a constant unit redemption value. The Regions Stable Principal Fund invests in fully benefit-responsive investment contracts and is presented at fair value based on its NAV; however, since the investee contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present this Regions Stable Principal Fund at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Use of Estimates
The preparation of the financial statements in conformity with the basis of accounting described above requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Legal Contingencies
The Plan is subject to litigation and claims arising during the ordinary course of business and Plan activities. The Plan evaluates these contingencies based on information currently available, including advice of counsel and assessment of available insurance coverage. Although it is not possible to predict the ultimate resolution with respect to these litigation contingencies, management is currently of the opinion that the outcome of pending and threatened litigation would not have a material effect on the Plan’s statement of net assets available for benefits or its changes in net assets available for benefits. In pending litigation, the costs of defense are not being borne by the Plan and therefore are not expected to impact the Plan’s net assets.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. The Company pays for all legal, accounting and other services on behalf of participants, other than record-keeping fees which are paid for by the Plan. Expenses relating to purchases, sales or transfers of the Plan’s investments, if any, are charged to the particular investment fund to which the expenses relate. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Plan Sponsor pays directly any other fees related to the Plan’s operations.
Subsequent Events

The Plan has evaluated subsequent events through June 26, 2014, the date the financial statements were available to be issued.

3. Investments
During 2013 and 2012, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2013	2012

Regions Stock Fund	$100,572,530	$96,859,546
Collective Investment Trust Funds	42,873,464	(16,797)
Mutual Funds	97,205,064	45,334,599
Total	$240,651,058	$142,177,348

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)
Individual investments that represent 5 percent or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2013	2012

Regions Stable Principal Fund (at contract value)(a)	$192,855,180	$180,377,619
Regions Stock Fund	360,585,356	256,238,847
T. Rowe Price Institutional Large Cap Fund	110,980,722	—
Pioneer US Balanced Trust Fund	126,296,901	—
EB US Small-Mid Cap Growth Equity Fund	81,810,992	—
Dreyfus Boston Small-Mid Cap Fund	—	63,344,586
Pioneer Classic Balanced Fund	—	116,476,782
Pioneer Fundamental Growth Fund	—	63,275,679

(a)	The fair value of the Plan’s investment in the Regions Stable Principal Fund was $194,012,311 and $186,433,703 at December 31, 2013 and 2012, respectively.

4. Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value of Financial Instruments (continued)
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
Following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan.
Stock Fund and Mutual Funds: The Plan uses quoted market prices of identical assets on active exchanges, or Level 1 measurements.
Collective Investment Trust Funds: The fair value of the collective investment trust funds is determined by the NAV per unit based on the fair value of the underlying assets less their liabilities divided by the number of units outstanding. These are considered Level 2 measurements.
The following table presents investments measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Fair Value

Collective investment trust funds(a)	$—	$529,638,531	$—	$529,638,531
Regions stock fund	360,585,356	—	—	360,585,356
Mutual funds(b)	428,110,318	—	—	428,110,318
Total investments at fair value	$788,695,674	$529,638,531	$—	$1,318,334,205

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value of Financial Instruments (continued)
The following table presents investments measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Fair Value

Collective investment trust funds(a)	$—	$186,433,703	$—	$186,433,703
Regions stock fund	256,238,847	—	—	256,238,847
Mutual funds(b)	596,881,552	—	—	596,881,552
Total investments at fair value	$853,120,399	$186,433,703	$—	$1,039,554,102

(a)This category includes various investments measured at fair value using NAV as a practical expedient. This category also includes a Stable Principal Fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in synthetic investment contracts. In the event withdrawals from the Stable Principal Fund exceed readily available cash, Plan Sponsor withdrawals will be paid within twelve months and participant withdrawals will be paid within six months. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund, and differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
(b)This category includes mutual fund investment alternatives to meet the needs of the participants and allows for diversification based on risk and target distribution dates. Investment alternatives include equity, bond and blended fund options that invest in both domestic and international investments and are valued at Level 1 measurements. As of December 31, 2013, mutual funds consisted of the following: bond funds (13%), stock funds (56%), index funds (10%), equity funds (18%) and asset allocation funds (3%).
Assets in all levels could result in volatile and material price fluctuations.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value of Financial Instruments (continued)
The following table summarizes the Plan’s investments with a reported fair value using NAV per unit at December 31:

	2013	2012*	Unfunded Commitment	Redemption Period	Redemption Notice Period

Regions Stable Principal Fund (a)	$194,012,311	$186,433,703	$—	Daily	N/A
Pioneer Large Cap Core Equity Trust (b)	36,268,620	—	—	Daily	N/A
Pioneer US Balanced Trust (c)	126,296,901	—	—	Daily	N/A
T. Rowe Price Retirement 2005 Active Trust (d)	726,686	—	—	Daily	90 days
T. Rowe Price Retirement 2010 Active Trust (d)	3,160,808	—	—	Daily	90 days
T. Rowe Price Retirement 2015 Active Trust (d)	9,720,952	—	—	Daily	90 days
T. Rowe Price Retirement 2020 Active Trust (d)	13,369,642	—	—	Daily	90 days
T. Rowe Price Retirement 2025 Active Trust (d)	13,045,618	—	—	Daily	90 days
T. Rowe Price Retirement 2030 Active Trust (d)	13,782,052	—	—	Daily	90 days
T. Rowe Price Retirement 2035 Active Trust (d)	10,348,342	—	—	Daily	90 days
T. Rowe Price Retirement 2040 Active Trust (d)	10,601,648	—	—	Daily	90 days
T. Rowe Price Retirement 2045 Active Trust (d)	7,020,422	—	—	Daily	90 days
T. Rowe Price Retirement 2050 Active Trust (d)	4,837,754	—	—	Daily	90 days
T. Rowe Price Retirement 2055 Active Trust (d)	2,532,804	—	—	Daily	90 days
T. Rowe Price Retirement Income Active Trust (d)	2,102,979	—	—	Daily	90 days
EB US Small-Mid Cap Growth Equity Fund (e)	81,810,992	—	—	Daily	N/A

(a)
The primary objective of the Regions Stable Principal Fund is to provide preservation of capital. To achieve this, the Regions Stable Principal Fund will seek a reasonably stable level of income and a high level of liquidity for participant withdrawals. Regions Stable Principal Fund consists of a diversified portfolio of fixed income securities with a high average credit quality. These securities are wrapped by stable value investment contracts issued by insurance companies which provide a stable return regardless of stock and bond market fluctuations.

(b)
The investment objective of the Pioneer Large Cap Core Equity Trust is to seek the creation of income and appreciation of capital through investment principally in publicly-traded equity securities of companies, including common and preferred stocks and securities convertible into common and preferred stocks.

(c)
The investment objective of the Pioneer US Balanced Trust is to seek capital growth and income. The Advisor allocates the Fund’s assets between equity and debt securities based on its assessment of current business, economic and market conditions. Normally, equity and debt securities each represent 35% to 65% of the Fund’s assets.

(d)
The investment objective of each T. Rowe Price Retirement Active Trust is to invest over time primarily in a diversified portfolio of underlying trusts that represent various asset classes and sectors. For all T. Rowe Price Retirement Active Trusts other than the T. Rowe Price Retirement Income Active Trust, the allocation to equity based underlying trusts is expected to become increasingly conservative over time, with substantial exposure to equity-based underlying trusts (approximately 55%) remaining at the end of its target year and the most conservative allocation (approximately 20%) projected to occur 30 years after the target date is reached. The T. Rowe Price Retirement Income Active Trust’s investment allocation will remain generally static, with approximately 40% of its assets invested in equity-based underlying trusts and approximately 60% invested in the fixed income-based underlying trusts.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value of Financial Instruments (continued)
(e) The EB US Small-Mid Cap Growth Equity Fund seeks to exceed the return of the Russell 2500 Growth Index over a complete market cycle through investing in common stocks and other equity securities that may include securities convertible into stock, preferred stock, rights, warrants, ETFs, 144A private placement securities and equity-linked securities.

*	With the exception of the Regions Stable Principal Fund, investments with a reported fair value using NAV per unit were either opened or became options in the collective investment trust during 2013.

5. Related-Party Transactions
Regions Bank (an affiliate of the Company) dba Regions Trust serves as directed trustee of the Plan. Participants can direct how their contributions are invested within the Plan. During the years ended December 31, 2013 and 2012, a substantial amount of the investment transactions were with the Regions Stable Principal Fund (an affiliate of the Company) and the Regions Stock Fund (an affiliate of the Company). These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2013 and 2012, the Plan received $8,625,826 and $10,195,036, respectively, in common stock dividends from the Company and dividends from the Regions Stable Principal Fund.
6. Tax Status
The Plan has received a determination letter from the IRS dated March 2, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt. As of the financial statement issuance date, the Plan has applied for but not yet received a new determination letter.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Supplemental Schedule

Regions Financial Corporation 401(k) Plan
EIN #63-0589368 Plan #012
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
(Modified Cash Basis)
December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Regions Bank
	Stable Principal Fund	Collective investment trust	**	$192,855,180	***
*	Regions Financial Corporation
	Stock Fund	Common stock fund	**	360,585,356
	Pioneer
	Pioneer Bond Fund	Mutual funds	**	16,998,635
	Pioneer Large Cap Core Equity Trust	Collective investment trust	**	36,268,620
	Pioneer US Balanced Trust	Collective investment trust	**	126,296,901
	Vanguard
	Windsor II Fund	Mutual funds	**	64,999,768
	Institutional Index Fund	Mutual funds	**	42,594,269
	Dodge & Cox
	International Stock Fund	Mutual funds	**	63,429,257
	Income Fund	Mutual funds	**	38,930,275
	T. Rowe Price
	Institutional Large Cap Fund	Mutual funds	**	110,980,722
	Retirement 2005 Active Trust	Collective investment trust	**	726,686
	Retirement 2010 Active Trust	Collective investment trust	**	3,160,808
	Retirement 2015 Active Trust	Collective investment trust	**	9,720,952
	Retirement 2020 Active Trust	Collective investment trust	**	13,369,642
	Retirement 2025 Active Trust	Collective investment trust	**	13,045,618
	Retirement 2030 Active Trust	Collective investment trust	**	13,782,052
	Retirement 2035 Active Trust	Collective investment trust	**	10,348,342
	Retirement 2040 Active Trust	Collective investment trust	**	10,601,648
	Retirement 2045 Active Trust	Collective investment trust	**	7,020,422
	Retirement 2050 Active Trust	Collective investment trust	**	4,837,754
	Retirement 2055 Active Trust	Collective investment trust	**	2,532,804
	Retirement Income Active Trust	Collective investment trust	**	2,102,979
	CRM
	Small Cap Fund	Mutual funds	**	54,003,200
	PIMCO
	All Asset Fund	Mutual funds	**	13,371,915
	The Bank of New York Mellon
	EB US Small-Mid Cap Growth Equity Fund	Collective investment trust	**	81,810,992
	Vance
	Eaton Vance Small Mid Cap Fund	Mutual funds	**	22,802,277
*	Loans to participants	Interest rate ranges from 3.92% to 8.25% with various maturities	**	18,421,872
	Total			$1,335,598,946
*	Represents a party-in-interest
**	Cost has not been presented, as this information is not required.
***	Investment shown at contract value, with corresponding fair value totaling $194,012,311.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGIONS FINANCIAL CORPORATION
401(k) PLAN

REGIONS BANK, TRUSTEE

Date: June 26, 2014            By: /s/ Barbara H. Watson
Barbara H. Watson
Vice President

EXHIBIT INDEX

EXHIBIT NO                    EXHIBIT

23                        Consent of Independent Registered Public Accounting Firm